UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

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IN THE MATTER OF
NATIONAL FUEL GAS COMPANY,                           3rd CERTIFICATE
SENECA INDEPENDENCE PIPELINE COMPANY,                PURSUANT TO RULE 24
NIAGARA INDEPENDENCE MARKETING COMPANY,
ET AL.
FILE NO. 70-9117
(Public Utility Holding Company Act of 1935)

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         This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purpose represented by the Declarations of National Fuel Gas Company ("National"), Seneca Independence Pipeline Company ("Seneca"), and Niagara Independence Marketing Company ("Niagara"), et al., as amended, in the above file and pursuant to the Order, dated March 13, 1998, of the Securities and Exchange Commission with respect thereto ("Order").

         The  following  exhibits  are  attached  to and  made a  part  of  this
Certificate:

         Exhibit A - Income  Statement of Seneca for the quarter ended
                     September 30, 1998 (Confidential Treatment Requested Pursuant to Rule 104(b)).

         Exhibit B - Balance Sheet of Seneca as of September 30, 1998
                     (Confidential Treatment Requested Pursuant to Rule 104(b)).

         Exhibit C - Income Statement of Niagara for the quarter ended September
                     30, 1998 (Confidential Treatment Requested Pursuant to Rule 104(b)).

         Exhibit D - Balance Sheet of Niagara as of September 30, 1998
                     (Confidential Treatment Requested Pursuant to Rule 104(b)).

         Exhibit E - Seneca's Allocated Share of the Profits/Losses of
                     Independence Pipeline Company for the quarter ended September 30, 1998 (Confidential Treatment Requested Pursuant to Rule 104(b)).

         Exhibit F - Niagara's  Allocated Share of the  Profits/Losses
                     of DirectLink Gas Marketing Company for the quarter ended September 30, 1998 (Confidential Treatment Requested Pursuant to Rule 104(b)).


         IN  WITNESS  WHEREOF,  the  undersigned   companies  have  caused  this
Certificate to be executed this 16th day of August, 1999.

                                    NATIONAL FUEL GAS COMPANY


                                    By: /s/ James R. Peterson
                                       ----------------------------------------
                                       J. R. Peterson
                                       Assistant Secretary

                                    SENECA INDEPENDENCE PIPELINE
                                    COMPANY


                                    By: /s/ James R. Peterson
                                       ----------------------------------------
                                        J. R. Peterson
                                        Secretary

                                    NIAGARA INDEPENDENCE MARKETING
                                    COMPANY


                                    By: /s/ William M. Petmecky
                                       ----------------------------------------
                                       W. M. Petmecky
                                       Secretary